Schedule 13D

CUSIP No. Y2685T115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Genco Shipping and Trading Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2685T115

(CUSIP Number)

David B. Charnin, Esq.

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,165,428 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,165,428 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,165,428 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 29.5% (2)

14	Type of Reporting Person OO

(1) Consists of 1,263,366 outstanding shares of Common Stock and 8,902,062 shares of Common Stock issuable upon conversion of 8,906,062 shares of the Issuer’s Series A Preferred Stock (the “Preferred Shares”), which will convert upon approval by the Issuer’s stockholders of the issuance of the shares of Common Stock upon conversion of the Preferred Shares. Such shares consist of (i) 399,559 shares of Common Stock and 2,815,415 Preferred Shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 353,764 shares of Common Stock and 2,492,729 Preferred Shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 100,547 shares of Common Stock and 708,485 Preferred Shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 409,496 shares of Common Stock and 2,885,433 Preferred Shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P., all of which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.  The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

(2) Based on (i) 7,354,449 shares of Common Stock outstanding as of November 4, 2016, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2016 filed with the Securities and Exchange Commission on November 4, 2016, and (ii) 27,061,856 shares of Common Stock issuable upon conversion of all of the outstanding Preferred Shares, which will convert upon approval by the Issuer’s stockholders of the issuance of the shares of Common Stock upon conversion of the Preferred Shares.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,846,493

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,846,493

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,846,493(1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 8.3% (2)

14	Type of Reporting Person OO

(1) Includes 353,764 outstanding shares of Common Stock and 2,492,729 shares of Common Stock issuable upon conversion of 2,492,729 Preferred Shares, which will convert upon approval by the Issuer’s stockholders of the issuance of the shares of Common Stock upon conversion of the Preferred Shares.  The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Person disclaims beneficial ownership of the securities reported herein by the other Reporting Persons, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on (i) 7,354,449 shares of Common Stock outstanding as of November 4, 2016, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2016 filed with the Securities and Exchange Commission on November 4, 2016, and (ii) 27,061,856 shares of Common Stock issuable upon conversion of all of the outstanding Preferred Shares, which will convert upon approval by the Issuer’s stockholders of the issuance of the shares of Common Stock upon conversion of the Preferred Shares.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations III-A LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 809,032

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 809,032

11	Aggregate Amount Beneficially Owned by Each Reporting Person 809,032(1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 2.4% (2)

14	Type of Reporting Person OO

(1) Includes 100,547 outstanding shares of Common Stock and 708,485 shares of Common Stock issuable upon conversion of 708,485 Preferred Shares, which will convert upon approval by the Issuer’s stockholders of the issuance of the shares of Common Stock upon conversion of the Preferred Shares. The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Person disclaims beneficial ownership of the securities reported herein by the other Reporting Persons, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on (i) 7,354,449 shares of Common Stock outstanding as of November 4, 2016, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2016 filed with the Securities and Exchange Commission on November 4, 2016, and (ii) 27,061,856 shares of Common Stock issuable upon conversion of all of the outstanding Preferred Shares, which will convert upon approval by the Issuer’s stockholders of the issuance of the shares of Common Stock upon conversion of the Preferred Shares.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons SVP Special Situations II LLC I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,294,929

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,294,929

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,294,929(1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 9.6% (2)

14	Type of Reporting Person OO

(1) Includes 409,496 outstanding shares of Common Stock and 2,885,433 shares of Common Stock issuable upon conversion of 2,885,433 Preferred Shares, which will convert upon approval by the Issuer’s stockholders of the issuance of the shares of Common Stock upon conversion of the Preferred Shares.  The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  In addition, the Reporting Person disclaims beneficial ownership of the securities reported herein by the other Reporting Persons, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on (i) 7,354,449 shares of Common Stock outstanding as of November 4, 2016, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2016 filed with the Securities and Exchange Commission on November 4, 2016, and (ii) 27,061,856 shares of Common Stock issuable upon conversion of all of the outstanding Preferred Shares, which will convert upon approval by the Issuer’s stockholders of the issuance of the shares of Common Stock upon conversion of the Preferred Shares.

Schedule 13D CUSIP No. Y2685T115

1	Names of Reporting Persons Victor Khosla I.R.S. Identification No. of Above Person (VOLUNTARY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,165,428 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,165,428 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,165,428 (1)

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (9) 29.5% (2)

14	Type of Reporting Person OO

(1) Consists of 1,263,366 outstanding shares of Common Stock and 8,902,062 shares of Common Stock issuable upon conversion of 8,902,062 Preferred Shares, which will convert upon approval by the Issuer’s stockholders of the issuance of the shares of Common Stock upon conversion of the Preferred Shares.  Such shares consist of (i) 399,559 shares of Common Stock and 2,815,415 Preferred Shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 353,764 shares of Common Stock and 2,492,729 Preferred Shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P., 100,547 shares of Common Stock and 708,485 Preferred Shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. and 409,496 shares of Common Stock and 2,885,433 Preferred Shares beneficially owned by SVP Special Situations II LLC as the investment manager of Strategic Value Special Situations Master Fund II, L.P., all of which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.  The Reporting Person hereby expressly disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by Centerbridge in filings with the Commission and the shares of Common Stock reported as beneficially owned by Apollo in filings with the Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

(2) Based on (i) 7,354,449 shares of Common Stock outstanding as of November 4, 2016, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2016 filed with the Securities and Exchange Commission on November 4, 2016, and (ii) 27,061,856 shares of Common Stock issuable upon conversion of all of the outstanding Preferred Shares, which will convert upon approval by the Issuer’s stockholders of the issuance of the shares of Common Stock upon conversion of the Preferred Shares.

Schedule 13D CUSIP No. Y2685T115

AMENDMENT NO. 11 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on July 22, 2015, Amendment No. 1 thereto filed on November 12, 2015, Amendment No. 2 thereto filed on February 18, 2016, Amendment No. 3 thereto filed on May 13, 2016, Amendment No. 4 thereto filed on June 8, 2016, Amendment No. 5 thereto filed on June 30, 2016, Amendment No. 6 thereto filed on October 6, 2016, Amendment No. 7 thereto filed on October 13, 2016, Amendment No. 8 thereto filed on October 27, 2016, Amendment No. 9 thereto filed on October 31, 2016, and Amendment No. 10 thereto filed on November 16, 2016 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

As disclosed in the Issuer’s definitive additional proxy materials filed with the Commission on December 20, 2016, on December 16, 2016, the Issuer’s Nominating, Corporate Governance, and Conflicts Committee recommended that the Issuer’s board of directors (the “Board”) appoint Christoph Majeske as a director of the Issuer if the Issuer’s shareholders approve increasing the number of Board members from eight to nine at the Issuer’s special meeting of shareholders scheduled to be held on January 4, 2017.  If Mr. Majeske is appointed to the Board his term will expire at the Issuer’s 2017 annual meeting of shareholders. Mr. Majeske is a Director of SVP and was proposed by SVP as a candidate to serve as a director of the Issuer.  If appointed to the Board, Mr. Majeske will constitute one of SVP’s Board designees pursuant to the terms of the Purchase Agreement.  John Brantl, a Managing Director of SVP, currently serves as a director of the Issuer and constitutes SVP’s other Board designee pursuant to the terms of the Purchase Agreement.

Schedule 13D CUSIP No. Y2685T115

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2016

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS II LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

/s/ Victor Khosla
Victor Khosla